Exhibit 99.1

PolyPid Announces Exclusive Partnership with Azurity Pharmaceuticals for the Commercialization of D-PLEX₁₀₀ in the U.S. and Canada

●	PolyPid to potentially receive over $320 million in upfront and milestone payments, including $30 million in upfront and near-term milestone payments, plus tiered royalties ranging from mid-teen to mid-twenties percentages

●	Azurity, a private global pharmaceutical company, to commercialize D-PLEX100 upon approval in the U.S. and Canada for the prevention of surgical site infections, leveraging its first-in-class commercial model. PolyPid to manufacture and supply D-PLEX100

●	Azurity will also fund clinical development of D-PLEX100, supporting the potential label expansion in the U.S. and Canada beyond SSI indications for abdominal surgery

●	Partnership follows positive Phase 3 SHIELD II results, demonstrating achievement of the primary endpoint and a 60% relative risk reduction at the secondary endpoint in SSI incidence, with PolyPid’s NDA submission to the FDA recently completed

●	U.S. launch targeted for the first quarter of 2027

PETACH TIKVA, Israel, July 21, 2026 -- PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), an innovative biopharmaceutical company dedicated to elevating treatment effectiveness, right where care begins, today announced that it has entered into an exclusive commercial partnership agreement (the “Agreement”) with Azurity Pharmaceuticals (“Azurity”), a privately held specialty pharmaceutical company, for the commercialization of D-PLEX100 in the United States and Canada for the prevention of surgical site infections (“SSIs”).

Under the terms of the Agreement, PolyPid will receive an upfront payment of $15 million due upon signing and an additional near-term milestone payment of $15 million payable upon U.S. Food and Drug Administration (“FDA”) acceptance of the D-PLEX100 New Drug Application (“NDA”), which is expected in August 2026. PolyPid is eligible to receive up to approximately $300 million in additional regulatory, development, and sales-based milestone payments. Upon commercialization, the Company will manufacture and supply D-PLEX₁₀₀ to Azurity for a transfer price and will be entitled to tiered royalties ranging from mid-teen to mid-twenties percentages.

In addition to the upfront and milestone payments, as part of the collaboration, the parties may agree to jointly pursue potential label expansion of D-PLEX₁₀₀ in the U.S. and Canada into additional SSI indications beyond abdominal, with Azurity providing funding for these additional clinical development programs. PolyPid will retain global commercial rights to D-PLEX100 outside of the U.S. and Canada, manufacturing rights worldwide, and full ownership of its PLEX platform, Kynatrix™ technology and associated pipeline assets.

“This partnership is a defining step in PolyPid’s transition into a commercial-stage company, and Azurity is the right partner to bring D-PLEX100 to U.S. and Canadian patients, hospitals and surgeons,” said Dikla Czaczkes Akselbrad, Chief Executive Officer of PolyPid. “We believe that Azurity’s first-in-class commercial model and demonstrated commercial execution will be invaluable in expanding access to D-PLEX100, if approved. Importantly, this collaboration represents a meaningful validation of our unique platform, and allows us to fully realize the U.S. and Canadian commercial value of D-PLEX100 while putting us in a position of financial strength to continue investing in our Kynatrix technology, pipeline, and the next generation of therapies.”

“At Azurity, we believe meaningful innovation is measured by the difference a therapy makes in the realities of patient care,” said Ronald Scarboro, Chief Executive Officer of Azurity Pharmaceuticals. “D-PLEX100 is a differentiated therapy addressing an important unmet need, and we are excited to partner with PolyPid to help bring it to patients in the United States and Canada, if approved. Our commercial model was built to support specialized therapies like this-connecting the right treatment to the right healthcare professionals and patients through efficient, focused execution. Together, we believe we can expand access to an important new option while exploring opportunities to broaden its impact in the years ahead.”

Confidential

About D-PLEX100

D-PLEX100, PolyPid’s lead product candidate, is designed to provide local prolonged and controlled anti-bacterial activity directly at the surgical site with the goal of preventing abdominal surgical site infections (“SSIs”). Following the administration of D-PLEX100 into the surgical site, PolyPid’s delivery technology, Kynatrix, is designed to pair with Active Pharmaceutical Ingredients, enabling a prolonged and continuous release of the broad-spectrum antibiotic doxycycline, resulting in a high local concentration of the drug for a period of 30 days for the prevention of SSIs, with additional potential to prevent SSIs caused by antibiotic-resistant bacteria at the surgical site. In the Phase 3 SHIELD II trial, D-PLEX100 recently demonstrated positive results in achieving its primary end point and a 60% (p= 0.0013) relative risk reduction at the secondary end point in SSI incidence following abdominal colorectal surgery with large incisions. D-PLEX100 received Breakthrough Therapy Designation from the U.S. Food and Drug Administration for the prevention of SSIs in patients undergoing elective colorectal surgery.

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is an innovative biopharmaceutical company dedicated to elevating treatment effectiveness, right where care begins. The Company develops long-acting, controlled-release drugs designed to deliver therapy precisely at the site of care, addressing critical unmet medical needs across a wide and diverse pipeline spanning surgical care, metabolic diseases, and beyond. PolyPid’s lead product, D-PLEX₁₀₀, successfully met its primary and all key secondary endpoints in the landmark Phase 3 SHIELD II trial for the prevention of surgical site infections. Guided by a commitment to precision and innovation, PolyPid is redefining how therapies perform and raise the standard of patient care. For additional Company information, please visit http://www.polypid.com and follow us on Twitter (X) and LinkedIn.

About Azurity Pharmaceuticals

Azurity Pharmaceuticals is a privately held global pharmaceutical company dedicated to redefining medicine for the real world. Azurity’s first-in-class enterprise model challenges the status quo by rethinking how therapies are designed, delivered, and accessed. With more than 50 medicines across 10 therapeutic areas, Azurity’s mission is fueled by a growing portfolio that reaches millions of people in more than 50 countries. Learn more at www.azurity.com

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company and Azurity are using forward-looking statements when discussing the potential benefits, terms and structure of the exclusive commercial partnership between PolyPid and Azurity; the timing, receipt and amount of upfront, regulatory, development and sales-based milestone payments and royalties; the timing of FDA acceptance and potential approval of the NDA for D-PLEX100; the anticipated timing of a U.S. commercial launch of D-PLEX100, including the target of the first quarter of 2027; the potential for label expansion of D-PLEX100 into indications beyond abdominal colorectal surgery and the funding of related clinical development; the ability to successfully commercialize D-PLEX100, if approved, in the U.S. and Canada; the therapeutic and commercial potential of D-PLEX100, including its ability to reduce the incidence of SSIs and that D-PLEX100 is a differentiated therapy addressing an important unmet need. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 25, 2026. Forward-looking statements speak only as of the date the statements are made. The Company and Azurity assume no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company or Azurity do update one or more forward-looking statements, no inference should be drawn that the Company or Azurity will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid and Azurity are not responsible for the contents of third-party websites.

PolyPid Investor Relations and Media Contacts

Ori Warshavsky
908-858-5995
IR@Polypid.com

Arx Investor Relations
North American Equities Desk
polypid@arxhq.com

Azurity Pharmaceuticals Media Contacts
Media Relations
media@azurity.com

Confidential